UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934

OMNIRELIANT HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.00001 per share
(Title of Class of Securities)

68215T 10 4
(CUSIP Number)

Darrin Ocasio, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, NY, 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	68215T 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ZTZ Trust Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
900,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.25%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

This Amendment No. 1 to Schedule 13D amended and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 7, 2007 (the “Original Schedule 13D”) by ZTZ Trust Corp. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On April 28, 2007, the Reporting Person made a bona fide gift of 2,100,000 shares of the Issuer’s common stock to three unaffiliated third parties for no consideration. As a result of these gifts, the Reporting Person now owns 900,000 shares of common stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D are hereby amended and supplemented as follows:

The Reporting Person currently owns 900,000 shares of common stock of the Issuer, which represents 6.25% of the Issuer’s common stock based on 14,397,512 shares of common stock issued and outstanding. Sharon Lallouz Fixman, whose husband Lucien Lallouz was a former director of the Issuer, has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares. Except as set forth in Item 4, the Reporting Person did not effect any transaction in the Company’s common stock since the filing of the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: May 5, 2008	ZTZ TRUST CORP.

/s/ Sharon Lallouz Fixman
Name: Sharon Lallouz Fixman
Title: President